UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QUAMTEL, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

04961M 10 0   (CUSIP Number)

September 11, 2010
(Date of Event which Requires Filing of this Settlement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04961M100

(1) Names of reporting person: Atlantic Lynx Corporation, I.R.S. Identification No. 27-0516962
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization:
Number of Shares Beneficially Owned by each reporting person with:	(5) Sole Voting Power: -0-
(6)Shared Voting Power: -0-
(7)Sole Dispositive Power: -0-
(8)Shared Dispositive Power: -0-
(9) Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
(11)Percent of Class Represented by Amount in Row (9): 0%
(12)Type of Reporting Person: CO

CUSIP No. 04961M100

(1) Names of reporting person: Christina Rosario
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization: USA
Number of Shares Beneficially Owned by each reporting person with:	(5) Sole Voting Power: -0-
(6)Shared Voting Power: -0-
(7)Sole Dispositive Power: -0-
(8)Shared Dispositive Power: -0-
(9) Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
(11)Percent of Class Represented by Amount in Row (9): 0%
(12)Type of Reporting Person: IN

Item 1.

(a)           Name of Issuer:

Quamtel, Inc.

(b)           Address of Issuers Principal Executive Offices:

14911 Quorum Drive, Suite 140
 Dallas, Texas 75254

Item 2.

(a)           Name of Person Filing:  Atlantic Lynx Corporation and Christina Rosario

(b)           Business Address:

8050 North University Drive, Suite 202
Tamarac, Florida 33160

(c)           Citizenship: Florida Corporation and individual citizen of USA

(d)   Title of Class of Securities: Quamtel, Inc. Common Stock, par value $0.001

(e)           CUSIP Number 04961M 10 0

Item 3.                    Not applicable.

Item 4.                    Ownership

(a)           Amount beneficially owned:  None

(b)           Percent of class:  0%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote None.

(ii)          Shared power to vote or to direct the vote None.

(iii)         Sole power to dispose or to direct the disposition of None.

(iv)         Shared power to dispose or to direct the disposition of None.

Item 5.                    Ownership of Five Percent or Less of a Class

This statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.                    Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

(a)           Not applicable.

(b)           Not applicable.

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 11, 2010	Atlantic Lynx Corporation
Date
	By:	/s/ Christina Rosario
Christina Rosario, President

/s/ Christina Rosario
Christina Rosario

5